SO 3/16/04

Vf 3-4-04

04001741

SEC COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
FEB 2 7 2004
WASH, D.C. 158 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Post Road West
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Vaccaro (203)226-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala,P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	Connecticut	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public My commission expires 11/30/2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Report Pursuant to Rule 17a-5(d) of
The Securities and Exchange Commission

Years Ended December 31, 2003 and 2002

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Years Ended December 31, 2003 and 2002

CONTENTS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Independent Auditors' Report

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statements of financial condition of Westport Resources Investment Services, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity, liabilities subordinated to the claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Resources Investment Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 4, 2004

Dworken, Hillman, LaMorte & Sterczala P.C.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalents	**$343,068**	$217,862
Receivable from clearing broker	**195,294**	118,766
Other receivables	**1,616**	1,835
Securities owned - at market value (Note 3)	**13,203**	12,537
Secured demand note receivable (Note 2)	**75,000**	75,000
Income tax receivable		73,142
Equipment (Note 4)	**10,794**	17,143
Deferred income taxes (Note 9)	**13,300**	20,300
Due from affiliate (Note 2)	**59,262**	3,487
Other assets	**80,814**	80,057
Total Assets	**$792,351**	$620,129
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses and other liabilities	**$303,056**	$168,539
Deferred income taxes	**2,600**	3,700
Total Liabilities	**305,656**	172,239
Liability subordinated to claims of general creditors (Note 5)	**75,000**	75,000
Commitments and contingencies (Note 7)		
Shareholders' equity (Note 8):		
Common stock, no par value; 5,000 shares authorized, 404 shares issued and outstanding	**152,750**	152,750
Retained earnings	**258,945**	220,140
Total Shareholders' Equity	**411,695**	372,890
Total Liabilities and Shareholders' Equity	**$792,351**	$620,129

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2003	**2002**
Revenue:		
Commissions	**$2,937,680**	$3,072,490
Interest income	**19,047**	17,792
Other income	**100,150**	62,750
	3,056,877	3,153,032
Expenses:		
Commissions	**1,197,656**	1,086,330
Employee compensation	**1,022,361**	916,356
Clearance costs	**443,757**	707,710
Office supplies and expenses	**229,232**	269,560
Professional fees	**167,134**	169,824
Rent, occupancy and equipment costs	**126,509**	192,736
Quote services	**48,807**	58,629
Travel and entertainment	**45,504**	28,830
Dues and subscriptions	**32,354**	37,154
Marketing and advertising	**26,894**	57,991
Regulatory fees	**19,444**	21,257
Pension expense (Note 6)	**18,870**	57,600
Depreciation	**6,349**	6,030
Contributions	**5,534**	4,455
Interest expense (including interest on subordination agreement of $3,746)	**3,958**	7,318
Reimbursement for support services (Note 2)	**(400,078)**	(372,000)
	2,994,285	3,249,780
Income (loss) before provision for income taxes	**62,592**	(96,748)
Provision for income taxes (benefit) (Note 9)	**23,787**	(50,243)
Net income (loss)	**$ 38,805**	($ 46,505)

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2002	$121,500	$266,645	$388,145
Net loss		(46,505)	(46,505)
Issuance of common stock (Note 8)	31,250		31,250
Balance, December 31, 2002	152,750	220,140	372,890
Net income		38,805	38,805
Balance, December 31, 2003	$152,750	$258,945	$411,695

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Years Ended December 31, 2003 and 2002

Subordinated liabilities at January 1, 2002	$75,000 *
Subordinated liabilities at December 31, 2002	$75,000 *
Subordinated liabilities at December 31, 2003	$75,000 *

* *The subordinated liabilities qualify as equity capital under the provisions of the Securities and Exchange Rule 15c3-1(d)*

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003	2002
Cash flows from operating activities:		
Net income (loss)	**$ 38,805**	($ 46,505)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	**6,349**	6,030
Deferred income tax expense	**5,900**	2,700
Decrease (increase) in assets:		
Receivable from clearing broker	**(76,528)**	60,825
Other receivables	**219**	8,466
Securities owned at market value	**(666)**	(1,437)
Income taxes receivable	**73,142**	(54,043)
Due from affiliate	**(55,775)**	68,654
Other assets	**(757)**	(9,524)
Increase (decrease) in liabilities:		
Accrued expenses and other liabilities	**134,517**	(22,809)
Net cash provided by operating activities	**125,206**	12,357
Cash flows from investing activities:		
Capital expenditures		(3,180)
Net cash used in investing activities		(3,180)
Cash flows from financing activities:		
Issuance of common stock		31,250
Repayments of subordinated debt		(75,000)
Proceeds from issuance of subordinated debt		75,000
Net cash provided by financing activities		31,250
Net increase in cash and cash equivalents	**125,206**	40,427
Cash and cash equivalents, beginning	**217,862**	177,435
Cash and cash equivalents, ending	**$343,068**	$217,862

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the NASD. In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers located in the tri-state area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the World.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2003 and 2002, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2003 and 2002, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

Significant accounting policies:

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Securities transactions (continued):

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment banking:

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statements of cash flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Equipment:

Equipment is carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Income taxes:

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to deferred income taxes consist of accelerated methods of depreciation for income tax purposes and state net operating losses.

2. **Related party transactions:**

The Company has a note receivable from a shareholder secured by marketable securities. The note is non-interest bearing and is due on demand.

The Company and an affiliate through common ownership share common personnel. The Company charged the affiliate $400,078 in 2003 and $372,000 in 2002, net for these common expenses. The Company has receivables of $59,262 and $3,487 from this affiliate at December 31, 2003 and 2002, respectively.

3. **Securities owned:**

Marketable securities owned consist of trading and investment securities, at market value, as follows:

	2003	2002
Municipal bonds	$13,203	$12,537

4. **Equipment:**

	2003	2002
Office equipment	$31,741	$31,741
Less accumulated depreciation	20,947	14,598
	$10,794	$17,143

5. **Liability subordinated to claims of general creditors:**

Liability subordinated to claims of general creditors consists of a $75,000 collateralized secured demand note agreement with interest at a rate of 5% per annum, which has been advanced by a shareholder and matures on September 30, 2005. The subordinated liability has been advanced under an agreement pursuant to the rules and regulations of the National Association of Securities Dealers, Inc.

The subordinated loan agreement is withdrawable by the lender at the stated maturity date or retirement can be accelerated by the Company. Any subordinated debt can be retired only if, after giving effect to such retirement, the Company meets the net capital requirements governing withdrawal of subordinated debt.

6. **Employee benefits:**

The Company established a 401(k) Profit Sharing Plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $18,870 and $57,600 in 2003 and 2002, respectively.

7. **Commitments and contingencies:**

Leases:

The Company leases office space and furniture and equipment under noncancellable operating leases expiring through December 2008. The furniture and equipment are leased from a shareholder of the Company. Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2004	$164,000
2005	155,600
2006	143,100
2007	139,500
2008	145,000
	$747,200

Rent expense to the shareholder for furniture and equipment leases was $20,300 and $28,600 in 2003 and 2002, respectively.

7. **Commitments and contingencies** (continued)

Contingencies:

As part of its business, the Company is involved in several arbitration matters with customers. In the opinion of management, the outcome of these matters will not have a material effect on the financial position of the Company.

Shareholders' agreement:

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

Clearing agreement:

The Company has a clearing agreement with NFS through December 31, 2005. Early termination results in the assessment of a fee based on remaining time.

8. **Shareholders' equity:**

During 2002, the Company amended its Certificate of Incorporation to reclassify its authorized Class A and Class B preferred shares to common shares.

During 2002, the Company issued 4 shares of common stock for $31,250.

9. **Provision for income taxes:**

The provision for income taxes (benefit) consists of the following:

	2003	**2002**
Current:		
Federal	**$16,636**	($54,143)
State	**1,251**	1,200
Deferred	**5,900**	2,700
	$23,787	($50,243)

9. **Provision for income taxes** (continued):

At December 31, 2003, the Company had approximately $177,000 of net operating loss carryforwards to offset state taxable income through 2023.

10. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

11. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $321,563 and $251,143, which exceeded the minimum requirement of $100,000 by $221,563 and $151,143. The Company's net capital ratio was .94 to 1 in 2003 and .67 to 1 in 2002.

12. **Supplemental disclosure of cash flow information:**

	2003	**2002**
Cash paid for interest	**$3,958**	$ 7,318
Cash paid for income taxes		$ 1,500

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31,	
	2003	**2002**
Credits		
Shareholders' equity	**$411,695**	$372,890
Subordinated liability	**75,000**	75,000
	486,695	447,890
Less non-allowable assets:		
Income tax receivable		73,142
Other receivables	**1,616**	1,835
Other assets	**140,076**	83,544
Property and equipment, net	**10,794**	17,143
Deferred income taxes	**10,700**	16,600
	163,186	192,264
Net capital before haircuts on securities positions	**323,509**	255,626
Haircuts on securities positions	**1,946**	4,483
Net capital	**321,563**	251,143
Minimum net capital requirement	**100,000**	100,000
Excess of net capital	**$221,563**	$151,143
Aggregate indebtedness:		
Accrued expenses and other liabilities	**$303,056**	$168,539
Total aggregate indebtedness	**$303,056**	$168,539
Ratio of total aggregate indebtedness to net capital	**.94 to 1**	.67 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited December 31, 2003 Form X-17A-5 Part II filing, as amended.

SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2004
WASH. D.C. 158 SECTION

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Year Ended December 31, 2003

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Report of Independent Auditors' on Internal Controls Required by SEC Rule 17a-5

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Westport Resources Investment Services, Inc. for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Shelton, Connecticut
February 4, 2004

Dworken, Hillman, LaMorte & Sterczala P.C.